Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Relevant Fact

TAM S.A. (Bovespa: TAMM4, NYSE: TAM) (“TAM”), in accordance with Brazilian Law 6,404/76 and CVM (Comissão de Valores Mobiliários, or the Brazilian Securities Commission) Instruction 358/02, as amended, informs its shareholders and the market that, on January 18, 2011, it has entered into an Implementation Agreement and an Exchange Offer Agreement (the “Agreements”), together with TAM Empreendimentos e Participações S.A., Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro (the “TAM Controlling Shareholders”), LAN Airlines S.A. (“LAN”, and together with TAM, the “Companies”), and the shareholders of LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the “LAN Controlling Shareholders” and, together with TAM Controlling Shareholders, the “Controlling Shareholders”), through which the final terms and conditions of the merger contemplated by the Memorandum of Understanding dated August 13, 2010 are set forth.  As a result of the Agreements, once all the conditions and undertakings described therein are implemented, the Companies will be held by the same economic group, as set forth in the diagram below:

INFORMATION ABOUT THE TRANSACTION

The transaction among the Parties is contingent upon the approval of authorities from different countries, particularly the National Civil Aviation Agency of Brazil (ANAC), in Brazil.  In accordance with Brazilian regulatory requirements, Brazilian citizens remain the owners of 80% of the voting capital of TAM, as demonstrated in the diagram above.

Among the various events required to complete closing of the transaction, the following are particularly noteworthy:

(a) closing of a public exchange offering for the delisting of TAM.  This exchange relates to both the preferred shares in circulation (with the exception of preferred shares owned by the controlling shareholders of TAM) and the common shares in circulation (with the exception of those indirectly owned by the controlling shareholders of TAM), pursuant to CVM Instruction No. 361, of March 5, 2002.  Contingent upon acceptance and closing of the above-mentioned public offering, the common shares and preferred shares owned by the controlling shareholders of TAM will be directly contributed to the transaction.  Through a tender offer, TAM shareholders will receive for their shares a certain amount of shares of a Chilean holding company, which, in sequence, will be acquired by LAN.  As a result of this acquisition, shareholders will receive shares issued by LAN in the form of either Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs), becoming LAN shareholders at the following exchange ratio: each share of TAM will correspond to 0.90 shares/BDRs/ADRs of LAN.  In other words, each preferred (non-voting) share and each common (voting) share issued by TAM will be equivalent to 0.90 common (voting) shares issued by LAN as a BDR or ADR.  It should be noted that the exchange ratio for TAM's shares with LAN's shares in the form of BDRs or ADRs will be the same as applies to the controlling shareholders of TAM and to other shareholders that do not belong to the controlling group, to ensure equal treatment of all shareholders. TAM's tender offer will be contingent, among other customary requirements, upon the acceptance of shareholders that represent at least a 95% of the total capital stock of TAM.  Following this, TAM will delist its shares from BM&F Bovespa – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”) and its ADRs from the New York Stock Exchange (“NYSE”), and LAN (which will change its corporate name to LATAM, as further described below) will have its BDRs listed and traded on BM&F Bovespa, in addition to its shares already listed and traded on the Chilean Stock Exchange, and its ADRs already listed and traded on the NYSE.  Once TAM's tender offer becomes effective, TAM may repurchase its outstanding shares under article 4, § 5, of Law No. 6,404, of 15 December 1976; and

(b) non-exercise of dissenters' right by shareholders representing more than a 2.5% (two and a half percent) of the capital stock of LAN, at the deliberation of LAN shareholders for the acquisitions related to the transaction.

LAN will have its corporate name changed to “LATAM Airlines Group S.A.” (“LATAM”); however the trade names “TAM” and “LAN AIRLINES” will be kept because each company will continue to operate with its respective trademark.

CORPORATE GOVERNANCE

Upon consummation of the transaction, both the LAN and TAM airline operations, and those of their respective subsidiaries, will continue their businesses as conducted today.

The control of TAM shall continue to be held by the Amaro Family, through Chilean holding companies. The Agreements provide for the execution of certain shareholders agreements, which will become effective only upon the consummation of the mergers related to the transaction. Pursuant to these shareholders agreements, certain concessions will be granted to LATAM:

  TAM shall have a board comprised of six members, four of which shall be selected by the holding company held by the Amaro Family and the other two by LATAM.

  At the shareholder meeting and at the board of TAM, the quorum to pass resolutions shall be simple majority, except for certain extraordinary actions requiring the vote of 95% of the shareholders in the case of the shareholders meeting, and of five members, in the case of the board. Extraordinary actions include, among others, dissolution, liquidation, winding up, transformation, merger, or spin-off of the company, capital increase or reduction, change of the company’s purpose, transactions with related parties or in excess of certain defined thresholds.

  The Chairman of the board shall continue to be Maria Cláudia Oliveira Amaro, and the chief executive officer shall be Marco Antonio Bologna.

In respect of LATAM, the Agreements also provide for the execution of shareholders agreements among the companies controlled by the Cuetos, the holding company held by the Amaro Family and LATAM, which will become effective only upon the consummation of the mergers. In each case, the shareholders agreements will regulate governance, voting, restrictions on transfers of shares, concessions to the holding company held by the Amaro Family and certain other matters. The salient features of these shareholders agreements are:

  LATAM shall have a board comprised of nine members.

  Subject to certain limitations, the companies controlled by the Cuetos agree to vote their shares to allow the holding company held by the Amaro Family to elect a second director in the board of LATAM.

  The companies controlled by the Cuetos and the holding company held by the Amaro Family agree to consult with one another and use their good faith efforts to reach an agreement and act jointly on actions to be taken by the board or shareholders meetings, as appropriate, of LATAM.

  Except for a limited amount of shares, neither the companies controlled by the Cuetos nor the holding company held by the Amaro Family may sell its shares in LATAM during the first three years.

  After the third year, partial sales are permitted by either the companies controlled by the Cuetos and the holding company held by the Amaro Family, subject to certain conditions.

  The first chairman of the board shall be Maurício Rolim Amaro, current Vice Chairman of the TAM board. Enrique Cueto Plaza shall remain as chief executive officer and Ignácio Cueto Plaza shall remain in its current capacity.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website ( www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
tamimprensa@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. We are Brazil's leading airline, with market share of 43.2% in December 2010, and is also the country's leading player among Brazilian airlines that operate international routes, with 84.6% market share in December. With the largest passenger aircraft fleet in the country (151 planes), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.